

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 23, 2017

Ralph Izzo
President and Chief Executive Officer
Public Service Enterprise Group Incorporated
80 Park Plaza
Newark, New Jersey 07102

      Re: Public Service Enterprise Group Inc
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 27, 2017
              File No. 1-9120

Dear Mr. Izzo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ William H. Thompson

                                William H. Thompson
                                Accounting Branch Chief
                                Office of Consumer Products

cc: Daniel J. Cregg, Executive Vice President and Chief Financial Officer